FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994, OR
                          -----------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission File No.      0-12870
                         -------

               THE FIRST NATIONAL BANK OF WEST CHESTER 401(k) PLAN
               ---------------------------------------------------
                            (full title of the plan)

                         FIRST WEST CHESTER CORPORATION
                         ------------------------------
          (Name of Issuer of the securities held pursuant to the plan)

              9 North High Street, West Chester, Pennsylvania 19380
              -----------------------------------------------------
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

1. The following financial statements are filed as part of this report and included after the signature page hereof:

     (a) Audited statements of net assets available for benefits as of the end of the latest two fiscal years of the plan (December 31, 1994 and 1993).

     (b) An audited statement of changes in nets assets available for benefits, and supplemental schedules for each of the latest three fiscal years of the plan (1994, 1993 & 1992).

2.   Exhibit.  The following exhibit is filed with this Report:

          Exhibit No                   Description
          ----------                   -----------
             23.1                 Consent of Ogorek & Graham

             23.2                 Consent of Clarke, Nicolini & Associates, Ltd.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                THE FIRST NATIONAL BANK OF WEST
                                                CHESTER - 401(k) PLAN

DATE      March 25, 1996                        BY  /S/ Ruth Ann Scott
    ------------------------                        ------------------
                                                    Ruth Ann Scott
                                                    Plan Administrator

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

                                    CONTENTS

                                                                           Page
INDEPENDENT AUDITORS' REPORT                                                1

AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                     2

         Statements of Changes in Net Assets
           Available for Benefits                                           3

         Notes to Financial Statements                                    4-6

OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                           7-9

                         [LETTERHEAD OF OGOREK & GRAHAM]


                          INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
The First National Bank of West Chester
401(K) Plan
West Chester, PA 19381


We have audited the accompanying statement of net assets available for benefits of The First National Bank of West Chester - 401(K) Plan as of December 31, 1994 and 1993, the related statement of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - 401(K) Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets of the 401(K) Plan as of December 31, 1994 and 1993, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.


                                                   OGOREK & GRAHAM
                                                   CERTIFIED PUBLIC ACCOUNTANTS

July 19, 1995

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1994 AND 1993


                 ASSETS                                             1994                          1993
                                                                 ---------                      ------

Investments, at fair value
         Mutual funds                                         $     292,341                 $     167,812
         Bank certificates of deposit                               280,000                       278,820
         Common stock                                               476,125                       369,600
                                                              -------------                 -------------

                TOTAL INVESTMENTS                                 1,048,466                       816,232
                                                              -------------                 -------------

Receivables
         Employer's contributions                                     1,918                        15,896
         Employees' contributions                                       703                            --
         Accrued interest income                                     10,988                         8,199
         Accrued dividend income                                      4,496                         3,011
                                                              -------------                 -------------

                TOTAL RECEIVABLES                                    18,105                        27,106
                                                              -------------                 -------------

Cash and cash equivalents                                            29,017                        19,600
                                                              -------------                 -------------

                TOTAL ASSETS                                  $   1,095,588                 $     862,938
                                                              =============                 =============

         LIABILITIES
Benefits payable                                                         --                         1,873
                                                              -------------                 -------------

         TOTAL LIABILITIES                                               --                         1,873
                                                              -------------                 -------------

NET ASSETS AVAILABLE FOR BENEFITS                             $   1,095,588                $      861,065
                                                               ============                 =============

----------------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


ADDITIONS TO NET ASSETS ATTRIBUTED TO:                                         1994                      1993
                                                                             --------                  ------
         INVESTMENT INCOME
                  Net appreciation/(depreciation) in
                   fair value of investments                            $     (27,316)           $      17,114
                  Interest                                                     19,999                   19,469
                  Dividends                                                    32,099                   15,517
                                                                         ------------              -----------
                  TOTAL INVESTMENT INCOME                                      24,782                   52,100
                                                                         ------------              -----------

         CONTRIBUTIONS
                  Employer                                                     99,657                   63,100
                  Employee                                                    153,177                  151,728
                                                                         ------------              -----------

         TOTAL CONTRIBUTIONS                                                  252,834                  214,828
                                                                         ------------              -----------

         TOTAL ADDITIONS                                                      277,616                  266,928
                                                                         ------------              -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                         43,093                   68,347
                                                                         ------------              -----------

         TOTAL DEDUCTIONS                                                      43,093                   68,347
                                                                         ------------              -----------

         NET INCREASE                                                         234,523                  198,581

NET ASSETS AVAILABLE FOR BENEFITS

         BEGINNING OF YEAR                                                    861,065                  662,484
                                                                         ------------              -----------

         END OF YEAR                                                   $    1,095,588            $     861,065
                                                                        =============             ============




-------------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993
NOTE A -   DESCRIPTION OF PLAN

     The following brief  description of The First National Bank of West Chester
     - 401(K) Plan is provided for general purpose only. Participants should refer to the Plan agreement for more complete information.

     GENERAL

     The Plan is a defined contribution plan covering those eligible employees who choose to participate in the Plan. Any employee who has completed ninety (90) days of service with the employer and who is regularly scheduled to work a minimum of one thousand (1,000) hours per Plan year shall be eligible to participate as of the day he/she has satisfied such requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     For the fiscal year during which the Plan is adopted and each fiscal year thereafter, the employer shall contribute to the Plan the amount of the total salary reduction elections of all participants and a matching contribution of the deferred compensation of all participants eligible to share in allocations, except only salary reductions up to five percent of compensation shall be considered.

     Effective January 1, 1994, the Plan has been amended to increase the employer matching contribution to seventy-five percent of the deferred compensation up to five percent of the employee's eligible compensation. Prior to January 1, 1994, the employer matching contribution was twenty-five percent of the deferred compensation.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based in the same proportion that a participant's aggregate account bears to the total of all participants' aggregate accounts as of such date.

     VESTING

     Under this Plan, participant accounts are 100% vested at all times. Any amounts that may otherwise be forfeited under this Plan shall be used to reduce the contribution of the employer.

NOTE A - DESCRIPTION OF PLAN (continued)

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed ten years.

     As of January 1, 1993, a plan amendment allows a distribution of the accrued benefit in the form of whole shares in The First National Bank of West Chester or in a combination of cash to the extent that the accrued benefit is invested in The First National Bank of West Chester Stock Fund.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - If available, quoted market prices are used to value investments. Any unlisted security held in the Trust Fund shall be valued at its bid price, which is to be determined at the close of business on the valuation date.

     CASH AND CASH EQUIVALENTS

     For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.



                                                                               December 31, 1994
                                                                            ----------------------
     Investments at Fair Value as                                   Number of
     Determined by Quoted Market Price                               Shares                     Fair Value
                                                                    ---------                   ----------
     Fidelity Equity Income II                                      5165.94                    $   91,540
     Fidelity Emerging Markets Fund                                 3406.02                        54,939
     Fidelity Advisor Growth
      Opportunities Fund                                            5977.95                       145,862
     Bank certificates of deposit                                        --                       280,000
     First West Chester Corp.                                         14650                       476,125
                                                                                                  -------

             TOTAL INVESTMENTS                                                                 $1,048,466
                                                                                                =========


                                                                               December 31, 1993
                                                                            -----------------------
     Investments at Fair Value as                                   Number of
     Determined by Quoted Market Price                                Shares                    Fair Value
                                                                    ---------                   ----------
     Stock and bond fund,                                           6901.828                    $  115,191
     Short and intermediate government
      trust fund                                                    5001.974                        52,621
     Bank certificates of deposit                                         --                       278,820
     First West Chester Corp.                                      11550.000                       369,600
                                                                                                 ---------

             TOTAL INVESTMENTS                                                                  $  816,232
                                                                                                  ========

     During the years ended December 31, 1994 and 1993,  the Plan's  investments
     (including   investments   bought,   sold  and  held   during   the   year)
     appreciated/(depreciated) in value as follows:


                                                  1994                   1993
                                                --------                ------
     Investments at Fair value as
     Determined by Quoted Market Price
           Mutual funds                        $ (32,858)          $     4,583

     Investments at Estimated Fair Value
           Common stock                            5,542                12,531
                                                --------             ---------

           Net appreciation/(depreciation)
           in fair value                       $ (27,316)          $    17,114
                                                ========             =========


NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE  E - RECLASSIFICATIONS

     Certain  reclassifications  have been made to the 1993 financial statements
     to  conform  to  the   classifications   adopted  for  the  1994  financial
     statements.

                           OTHER FINANCIAL INFORMATION

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994


Face Value                                                                                        Fair
or Shares                      Description                              Cost                      Value
---------                      -----------                              ----                      -----
                         Mutual Funds
5977.95                    Fidelity Advisor Growth
                           Opportunity Fund                           $154,403                  $145,862
3406.0177                Fidelity Emerging Markets
                           Fund                                         65,997                    54,939
5165.9365                Fidelity Equity Income II
                           Fund                                         97,892                    91,540
                                                                        ------                    ------

                         Total Mutual Funds                            318,292                   292,341
                                                                       =======                   =======

                         Common Stocks
14,650                     First West Chester Corp.                    447,455                   476,125
                                                                       -------                   -------

                         Total Common Stocks                           447,455                   476,125
                                                                       =======                   =======

                         Bank Certificates of Deposit
10,000                     Certificate of Deposit
                           5.05  3/23/95                                10,000                    10,000
20,000                   Certificate of Deposit
                           8.00 5/24/95                                 20,000                    20,000
10,000                   Certificate of Deposit
                           4.81 9/21/95                                 10,000                    10,000
20,000                   Certificate of Deposit
                           7.59 12/18/95                                20,000                    20,000
10,000                   Certificate of-Deposit
                           7.13 3/21/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           7.36 8/06/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 9/21/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           6.21 12/18/96                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.75 2/26/97                                 10,000                    10,000

                                       -9-




10,000                   Certificate of Deposit
                           5.75 6/02/97                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.75 7/21/97                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 10/29/97                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 12/03/97                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.37 1/13/98                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.45 2/12/98                                 10,000                    10,000

-----------------------------------
See accompanying auditor's report.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                                DECEMBER 31, 1994

Face Value                                                                                        Fair
or Shares                      Description                               Cost                     Value
---------                      -----------                               ----                     -----

10,000                     Certificate of Deposit
                             5.54 3/03/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             5.83 7/19/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             5.83 8/18/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             4.73 11/02/98                              10,000                    10,000

30,000                     Certificate of Deposit
                             6.00 7/07/99                               30,000                    30,000
20,000                     Certificate of Deposit
                             6.00 8/22/99                               20,000                    20,000
20,000                     Certificate of Deposit
                             6.65 12/36/99                              20,000                    20,000
                                                                        ------                    ------

                         Total Certificates of Deposit                $280,000                  $280,000
                                                                       =======                   =======


                         Cash and Cash Equivalents
21,762                     Federated Short-Term US
                             Government Fund                          $ 21,762                  $ 21,762
                           Cash on hand                                  7,255                     7,255
                                                                         -----                     -----

TOTAL CASH AND CASH EQUIVALENTS                                       $ 29,017                  $ 29,017
                                                                        ======                    ======


------------------------
See accompanying auditor's report.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                        Purchase              Sales            Realized
           Description                                    Price             Proceeds          Gain/(Loss)
           -----------                                    -----             --------          -----------
Series of transactions in one issue
     Federated Short-Term US Government
       Trust $1.00/sh                                    $507,701            $507,701          $      -
     Federated Short-Term US Government
       Trust $1.00/sh                                     528,933
     Federated Stock & Bond Fund
       shares sold 10613.888                              172,755             171,028              (1,727)
     Federated Short Inter Government
     Tr shares sold 6473.151                               72,364              72,324                 (40)
     Fidelity Equity Income II
       shares purchased 3896.55                            74,424
     Fidelity Advisor Growth Opp.
       shares purchased 4585.376                          119,632
     Fidelity Emerging Markets
       shares purchased 2629.938                           51,889
     First West Chester Corp.
       shares purchased 3100                              100,983


-------------------------------------
See accompanying auditor's report.

             THE FIRST NATIONAL BANK OF WEST CHESTER -- 401(K) PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1992 AND 1991

                                    CONTENTS

                                                                          PAGE
                                                                          ----
INDEPENDENT AUDITORS' REPORT                                                 1


AUDITED FINANCIAL STATEMENTS

     Statement of Net Assets Available
       for Benefits                                                          2


     Statements of Changes in Net Assets
       Available for Benefits                                                3


     Notes to Financial Statements                                         4-6

               [LETTERHEAD OF CLARKE, NICOLINI & ASSOCIATES, LTD.]


                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
The First National Bank of West Chester
401(K) Plan
West Chester, PA  19381

We have audited the statements of net assets available for benefits of The First national Bank of West Chester - 401(K) Plan as of December 31, 1992 and 1991, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trustees of The First National Bank of West Chester - 401(K) Plan. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the 401(K) Plan as of December 31, 1992 and 1991, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.



                                             CLARKE, NICOLINI & ASSOCIATES, LTD.
                                                       CERTIFIED PUBLIC ACCOUNTS

June 24, 1993

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1992 AND 1991


              ASSETS                              1992                   1991
              ------                              ----                   ----


Investments, at fair value
      Stock and bond fund                     $  39,799               $  26,861
      Short and intermediate government
        trust fund                               50,914                  33,914
      Bank Certificates of deposit              263,730                 216,730
      Common stock                              266,875                 119,383
                                                -------                 -------

           TOTAL INVESTMENTS                    621,318                 396,888
                                                -------                 -------

Receivables
      Employer's contributions                   15,288                   6,257
      Employees' contributions                      210                   4,971
      Accrued interest income                     6,197                   4,854
      Accrued dividend income                     2,800                     990
                                                -------                 -------

           TOTAL RECEIVABLES                     24,495                  17,072
                                                -------                 -------

Cash                                             18,504                   9,081
                                                -------                  ------

           TOTAL ASSETS                         664,317                 423,041
                                                -------                 -------


           LIABILITIES
Accrued federal taxes withheld                      -                        58
Benefits payable                                  1,833                       -
                                                  -----                      --

           TOTAL LIABILITIES                      1,833                      58
                                                  -----                      --

NET ASSETS AVAILABLE FOR BENEFITS             $ 662,484               $ 422,983
                                               ========                ========


---------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR YEARS ENDED DECEMBER 31, 1992 AND 1991


ADDITIONS TO NET ASSETS ATTRIBUTED TO:                  1992              1991
                                                        ----              ----
 INVESTMENT INCOME
    Net appreciation in fair value
     of investments                                 $  25,844         $  18,528
    Interest                                           18,675            16,460
    Dividends                                          11,954             6,277
    Realized gain on sale of investmenT                    11                 -
                                                      -------           -------

           TOTAL INVESTMENT INCOME                     56,484            41,265
                                                      -------           -------

CONTRIBUTIONS
    Employer                                           58,373            25,680
    Employee                                          140,952           120,985
    Rollover                                                -            10,480
                                                      -------           -------

           TOTAL CONTRIBUTIONS                        199,325           157,145
                                                      -------           -------

           TOTAL ADDITIONS                            255,809           198,410
                                                      -------           -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                      16,308            35,388
                                                      -------           -------

            TOTAL DEDUCTIONS                           16,308            35,388
                                                      -------           -------

            TOTAL INCREASE                            239,501           163,022

NET ASSETS AVAILABLE FOR BENEFITS

    BEGINNING OF YEAR                                 422,983           259,961
                                                      -------           -------

    END OF YEAR                                     $ 662,484         $ 422,983
                                                     ========          ========


---------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1992 AND 1991


NOTE A - DESCRIPTION OF PLAN

     The following brief  description of The First national Bank of West Chester
     - 401(K) Plan is provided for general purpose only. Participants should refer to the Plan agreement for more complete information.

     GENERAL

     The Plan is a defined contribution plan covering those eligible employees who choose to participate in the Plan. Any employee who has completed ninety (90) days of service with the employer and who is regularly scheduled to work a minimum of one thousand (1,000) hours per Plan year shall be eligible to participate as of the day he/she satisfied such requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     For the fiscal year during which the Plan is adopted and each fiscal year thereafter, the employer shall contribute to the Plan the amount of the total salary reduction elections of all participants and a matching contribution equal to twenty-five percent of the deferred compensation of all participants eligible to share in allocations, except only salary reductions up to five percent of compensation shall be considered.

     As of January 1, 1992, a plan amendment has increased the employer's matching contribution to 50% of the deferred compensation of all members, up to five percent of the employee's compensation.

     Also, effective January 1, 1992, the employer's matching contribution shall be invested in the First West Chester Corporation stock fund.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based in the same proportion that a participant's aggregate account bears to the total of all participants' aggregate accounts as of such date.

     VESTING

     Under this Plan, participant accounts are 100% vested at all times. Any amounts that may otherwise be forfeited under this Plan shall be used to reduce the contribution of the employer.

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - If available, quoted market prices are used to value investments. Any unlisted security held in the Trust Fund shall be valued at its bid price, which is to be determined at the close of business of the valuation date.

NOTE C - INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                      December 31, 1992
                                                    ---------------------
     Investments at Fair Value as                Number of
       Determined by Quoted Market Price          Shares              Fair Value
       ---------------------------------          ------              ----------

     Stock and bond fund                          2547.945            $  39,799
     Short and intermediate government
       trust fund                                  4876.82               50,914
     Bank certificates of deposit                                       263,730
     First West Chester Corp.                         8750              266,875
                                                                        -------

             TOTAL INVESTMENTS                                        $ 621,318
                                                                       ========

                                                       December 31, 1991
                                                     ---------------------
     Investments at Fair Value as                Number of
       Determined by Quoted Market Price          Shares              Fair Value
       ---------------------------------          ------              ----------

     Stock and bond fund                          1703.00             $  26,861
     Short and intermediate government
      trust fund                                 3257.788                33,914
     Bank certificates of deposit                       -               216,730
     First West Chester Corp.                    4505.000               119,383
                                                                        -------

             TOTAL INVESTMENTS                                        $ 396,888
                                                                       ========

     During the years ended December 31, 1992 and 1991, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

                                                 1992                     1991
                                                 ----                     ----

     Investments at Fair Value as
       Determined by Quoted Market Price
           Stock and bond fund               $   (416)                 $  1,382
           Short and intermediate
             government trust fund                180                       865

     Investments at Estimated Fair Value
           Common stock                        26,080                    16,281
                                               ------                    ------

           Net appreciation in fair
            value                            $ 25,844                  $ 18,528
                                              =======                   =======


NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

                                Index to Exhibits

Exhibits
--------

23.1                  Consent of Ogorek & Graham

23.2                  Consent of Clarke, Nicolini & Associates, Ltd.

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of The First National Bank of West Chester on Form S-8 (File No. 33-26325) of our report dated July 19, 1995, on our audit of The First National Bank of West Chester 401(k) Plan as of December 31, 1994 and 1993, and for the years then ended, which report is included in this annual report on Form 11-K.

                                                     OGOREK & GRAHAM
                                                     West Chester, Pennsylvania

Dated: 03-25-96                                      /S/ OGOREK & GRAHAM
       --------                                      ---------------------------

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of The First National Bank of West Chester on Form S-8 (File No. 33-26325) of our report dated June 24, 1993, on our audit of The First National Bank of West Chester 401(k) Plan as of December 31, 1992 and 1991, and for the years then ended, which report is included in this annual report on Form 11-K.


                                         CLARKE, NICOLINI & ASSOCIATES, LTD.
                                         West Chester, Pennsylvania


Dated: 03-25-96                          /S/ CLARKE, NICOLINI & ASSOCIATES, LTD.
       --------                          ---------------------------------------